UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. _)*

MAM SOFTWARE GROUP, INC

COMMON STOCK, PAR VALUE $0.0001 PER SHARE

00210T102

February 16, 2012

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

	Rule 13d-1(b)

☒	Rule 13d-1(c)

Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No .	00210T102	Page 2 of 5

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Peter H. Kamin Peter H. Kamin Childrens Trust – 04-6829284 Peter H. Kamin Roth IRA
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Peter H. Kamin – US Citizen Peter H. Kamin Childrens Trust – Massachusetts Peter H. Kamin Roth IRA – Massachusetts		U.S.
NUMBER OF SHARES	5	SOLE VOTING POWER Peter H. Kamin – US Citizen Peter H. Kamin Childrens Trust – MA Peter H. Kamin Roth IRA – MA
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER:	0
EACH REPORTING	7	SOLE DISPOSITIVE POWER: Peter H. Kamin – 113,350 Peter H. Kamin Childrens Trust – 50,750 Peter H. Kamin Roth IRA – 565,621
PERSON WITH	8	SHARED DISPOSITIVE POWER:	0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:		729,721
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES		[ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW		9: 5.3%
12	TYPE OF REPORTING PERSON: IN		IN

CUSIP No .	00210T102	Page 3 of 5

Item 1(a).	Name of Issuer:

MAM SOFTWARE GROUP, INC

Item 1(b).	Address of Issuer’s Principal Executive Offices:
Maple Park, Maple Court, Tankersley, Barnsley, UK S75 3DP

Item 2(a).	Name of Person Filing:

Peter H. Kamin
Peter H. Kamin Childrens Trust
Peter H. Kamin Roth IRA

Item 2(b).	Address of Principal Business Office or, if None, Residence:

One Avery Street, 17B, Boston, MA 02111

Item 2(c).	Citizenship:

USA

Item 2(d).	Title of Class of Securities:

Common Stock, PAR VALUE $0.0001 PER SHARE

Item 2(e).	CUSIP Number:

00210T102

Item 3.	If This Statement is Filed Pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), Check Whether the Person Filing is a:

The person is not listed in Items 3 (a) through 3 (j)

CUSIP No .	00210T102	Page 4 of 5

Item 4.	Ownership.

Ownership information is provided as of:

(a)	Amount beneficially owned:

Mr. Kamin is the owner of 729,721 shares of Common Stock.

Mr. Kamin beneficially owns 729,721 shares of Common Stock, which represents approximately 5.3% of the shares of Common Stock issued and outstanding. This percentage is determined by dividing the number of shares beneficially held by Mr. Kamin by 13,908,919 the number of shares of Common Stock issued and outstanding as of December 31, 2011, as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on February 3, 2012.

(b)	Percent of class:

5.3%

(c)	Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote:

Mr. Kamin has the power to vote 729,721 shares of Common Stock.

CUSIP No .	00210T102	Page 5 of 5

Item 5.	Ownership of Five Percent or Less of a Class.

Inapplicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Inapplicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Inapplicable

Item 8.	Identification and Classification of Members of the Group.

Inapplicable

Item 9.	Notice of Dissolution of Group.

Inapplicable

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	February 16, 2012

Signature:	/s/ Peter H. Kamin
Name: